SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem announces important measures
to increase the liquidity of its shares and ADSs

More investors will have access to Braskem’s securities in Brazil and abroad

March 15, 2005, São Paulo — BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, in accordance with its long term strategic commitment to the domestic and international capital markets, announces today that its Board of Directors, in a meeting held on March 14, 2005, resolved to submit to the Extraordinary General Shareholders’ Meeting to be held on March 31, 2005, a proposal to effect a reverse stock split in respect of its outstanding share capital, together with a split of its American Depositary Shares (“ADSs”) traded on the New York Stock Exchange (“NYSE”), as follows:

1. Objective

In accordance with the recommendations and guidelines of the São Paulo Stock Exchange (“Bovespa”), the reverse stock split of Braskem’s share capital is intended to facilitate the trading of Braskem’s shares on the Bovespa, resulting in increased liquidity through (i) a reduction in the number of shares that are quoted as a round lot on the Bovespa, from the current round lot of 1,000 shares to a round lot of one share, (ii) an adjustment in Braskem’s share price to a more accessible level, enabling a larger number of investors, particularly individual investors, to purchase Braskem’s shares, and (iii) a reduction in the minimum number of Braskem’s shares for trading on the Bovespa from 100,000 to 100 shares, thus lowering the minimum investment required to purchase shares of Braskem.

2. Proportion of the Reverse Stock Split

Braskem will effect a reverse split of its share capital in the proportion of 250 (two hundred and fifty) shares of each type and class to 01 (one) share.

3. Split of the ADSs

In order to align the trading price of the ADSs representing Braskem’s class A preferred shares on the NYSE with the average trading price of ADSs of other Brazilian issuers, Braskem’s ADSs will be split, in the proportion of 02 (two) ADSs for each ADS outstanding. Following the reverse stock split in Brazil and the split of the ADSs, each ADS (which currently represents 1,000 (one thousand) class A preferred shares), will represent 02 (two) class A preferred shares, thus attaining the established objectives.

4. Position Adjustment

If this proposal is approved by Braskem’s shareholders in the Extraordinary General Meeting, Braskem will publish a Notice to its Shareholders establishing a period of 30 (thirty) days from the date of publication for shareholders, in their discretion, to adjust their respective shareholding positions through private sale or trading on the Bovespa, to lots of multiples of 250 (two hundred and fifty) shares, by each type and class, so that they will not hold any fractional shares after consummation of the reverse stock split.

5. Auction and Complementary Information

After the 30 (thirty) day adjustment period has expired, any fractional shares resulting from the reverse stock split will be separated and consolidated into whole shares to be sold on the Bovespa. The proceeds of the sales of these shares will be deposited on a pro rata basis in the accounts of the holders of any fractional shares.

Braskem’s shares will begin to be sold taking into account the reverse stock split following the seventh business day after the expiration of the 30-day adjustment period referred to above. Documents related to the proposal of the Board of Directors described in this release will be available at Braskem’s headquarters, as well as on the websites of the Bovespa and of the Brazilian Securities Commission (Comissão de Valores Mobiliários).

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Braskem, a world-class Brazilian petrochemical company, is the leader in thermoplastic resins segment in Latin America and is one of the three largest Brazilian privately-owned industrial companies. The company operates 13 industrial plants located throughout Brazil, and it has an annual production capacity of 5.7 million tons of chemical and petrochemical products.

For more information, please contact:

Vasco Barcellos	José Treiger	Luiz Henrique Valverde
Investors Relations	Investors Relations	Investors Relations
Manager	Director	Manager
Tel: (55 11) 3443 9178	Tel: (55 11) 3443 9529	Tel: (55 11) 3443 9744
vasco.barcellos@braskem.com.br	jm.treiger@braskem.com.br	luiz.valverde@braskem.com.br

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer